BRENMILLER ENERGY ltd.

13 Amal Street, 4th Floor

Park Afek

Rosh Haayin 4809249, Israel

May 6, 2022

Via EDGAR

Jennifer Angelini

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Brenmiller Energy Ltd. (the “Company,” “we,” “our” and similar terminology)
Registration Statement on Form F-1 (the “Registration Statement”)
Filed April 21, 2022
File No. 333-264398

Dear Madams:

The purpose of this letter is to respond to the comment letter of May 3, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Registration Statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing an amendment to the Registration Statement (the “Amendment”) with this letter.

Unless otherwise stated, any defined terms in the Amendment apply within this letter.

Amendment to Registration Statement on Form F-1

Exhibits

1.	We note that a portion of the resale shares underlie warrants and have not yet been issued. Accordingly, please revise the legal opinion to state that (i) the outstanding shares of common stock are validly issued, fully paid, and non-assessable and (ii) the shares of common stock underlying the warrants, once exercised, will be validly issued, fully paid, and non-assessable. Refer to Section II.B.2 of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and advise the Staff that the legal opinion of Shibolet & Co. has been revised in response to the Staff’s comment. Such opinion has been refiled as Exhibit 5.1 to the Amendment.

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The Company appreciates your comments and welcomes the opportunity to discuss the foregoing responses with you. Please call the Company’s attorneys, Oded Har-Even at (212) 660-5002 or Eric Victorson at (212) 660-3092, of Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

By:	/s/ Avraham Brenmiller
Name:	Avraham Brenmiller
Title:	Chief Executive Officer

cc:	Oded Har-Even, Esq. and Eric Victorson, Esq., Sullivan & Worcester LLP

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